Via Edgar

January 14, 2009

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Cherokee Inc.

Form 10-K for fiscal year ended February 2, 2008

Filed April 17, 2008

File No. 000-18640

Dear Mr. Reynolds:

As discussed in the telephone conversation today between Edwin Kim, of the Staff, and Russell Riopelle, of Cherokee Inc. (“Cherokee”), Cherokee is diligently working on its response to the letter of comment from the staff of the Securities and Exchange Commission dated January 8, 2009, and anticipates that it will submit such response during the week of February 2, 2009.

Please feel free to contact Russell J. Riopelle, Cherokee’s Chief Financial Officer, at (818) 908-9868 ext 325 or by fax at (818) 908-9191 if you have any questions or comments relating to this response.

Sincerely,

Cherokee Inc.

/s/ Russell J. Riopelle
Russell J. Riopelle
Chief Financial Officer

cc:                                 Cherokee’s Audit Committee (Mr. Jess Ravich, Mr. Keith Hull, Mr. Dave Mullen)

Scott Stanton, Morrison & Foerster LLP

Jeremy Dillard and Martin Hughes, Moss Adams LLP